DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANG ACT OF 1934

Omeros Corporation may issue, separately or together with, or upon conversion, exercise or exchange of other securities, common stock, par value $0.01 per share. The following summary of our common stock does not purport to be complete and is subject to, and is qualified in its entirety by reference to, our Amended and Restated Articles of Incorporation (the "Articles of Incorporation"), Amended and Restated Bylaws (the "Bylaws"), and applicable provisions of the Washington Business Corporation Act (the "WBCA"). Therefore, you should carefully consider the actual provisions of our Articles of Incorporation and Bylaws as well as relevant portions of the WBCA. Unless the context requires otherwise, references to “we,” “us,” “our” and the “Company” refer to Omeros Corporation.

Authorized and Outstanding Shares

Our authorized capital stock consists of (a)  150.0 million shares of common stock, par value $0.01 per share, and (b)  20.0 million shares of preferred stock, par value $0.01 per share. As of December 31, 2019, approximately 54.2 million shares of common stock were outstanding, and no shares of preferred stock were outstanding. All outstanding shares of common stock are fully paid and nonassessable.

Dividend Rights

Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor.

Voting Rights and Cumulative Voting

The holders of our common stock are entitled to one vote per share on all matters to be voted on by the shareholders. Our Articles of Incorporation provide that shareholders are not entitled to cumulate votes in the election of directors.

Preemptive Rights; Redemption or Sinking Fund

Holders of common stock have no preemptive, conversion or subscription rights. There are no redemption or sinking fund provisions applicable to our common stock.

Liquidation Rights

If we liquidate, dissolve or wind up, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock.

Listing; Transfer Agent and Registrar

Our common stock is listed on The Nasdaq Global Market under the symbol "OMER." The transfer agent and registrar for our common stock is Computershare Inc.

Warrants

As of December 31, 2019, we had outstanding warrants to purchase an aggregate of 243,115 shares of our common stock. The warrants have a weighted average exercise price of approximately $20.68 per share and will expire in the second quarter of 2023.

Anti-Takeover Effects of Washington Law and our Articles of Incorporation and Bylaws

Certain provisions of Washington law, our Articles of Incorporation and our Bylaws contain provisions that may delay, defer or discourage another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquiror outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Washington Anti-Takeover Statute

Chapter 23B.19 of the Washington Business Corporation Act, with limited exceptions, prohibits a "target corporation" from engaging in specified "significant business transactions" for a period of five years after the share acquisition by an "acquiring person", unless (a) the significant business transaction or the acquiring person's purchase of shares was approved by a majority of the members of the target corporation's board of directors prior to the acquiring person's share acquisition or (b) the significant business transaction was both approved by the majority of the members of the target corporation's board and authorized at a shareholder meeting by at least two-thirds of the outstanding voting shares (excluding the acquiring person's shares or shares over which the acquiring person has voting control) at or subsequent to the acquiring person's share acquisition. An "acquiring person" is defined as a person or group of persons that beneficially owns 10% or more of the voting securities of the target corporation. "Significant business transactions" include, among other transactions:

•	mergers, share exchanges or consolidations with, dispositions of assets to, or issuances of stock to or redemptions of stock from, the acquiring person;
•	termination of 5% or more of the employees of the target corporation employed in Washington over a five-year period as a result of the acquiring person's acquisition of 10% or more of the shares;
•	allowing the acquiring person to receive any disproportionate benefit as a shareholder; and
•	liquidating or dissolving the target corporation.

After the five-year period, "significant business transactions" are permitted, as long as they comply with the "fair price" provisions of the statute or are approved by a majority of the outstanding shares other than those of which the acquiring person has beneficial ownership. A corporation may not "opt out" of this statute. This statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us.

Amendment of Bylaws

Our Articles of Incorporation and Bylaws provide that shareholders can amend or repeal our bylaws only upon the affirmative vote of the holders of our voting stock.

Undesignated Preferred Stock

Our board of directors has the ability to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to effect a change of control. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management.

Limits on Ability of Shareholders to Act by Written Consent or Call a Special Meeting

Washington law limits the ability of shareholders of public companies from acting by written consent by requiring unanimous written consent for a shareholder action to be effective. This limit on the ability of our shareholders to act by less than unanimous written consent may lengthen the amount of time required to take shareholder actions. As a result, a holder controlling a majority of our capital stock who is unable to obtain unanimous written consent from all of our shareholders would not be able to amend our Bylaws or remove directors without holding a shareholders meeting.

In addition, our Articles of Incorporation provide that, unless otherwise required by law, special meetings of the shareholders may be called only by the chairman of the board, the chief executive officer, the president, or the board of directors acting pursuant to a resolution adopted by a majority of the board members. A shareholder may not call a special meeting, which may delay the ability of our shareholders to force consideration of a proposal or for holders controlling a majority of our capital stock to take any action, including the removal of directors.

Requirements for Advance Notification of Shareholder Nominations and Proposals

Our Bylaws establish advance notice procedures with respect to shareholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. The Bylaws do not give the board of directors the power to approve or disapprove shareholder nominations of candidates or proposals regarding business to be conducted at a special or annual meeting of the shareholders. However, our Bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror's own slate of directors or otherwise attempting to obtain control of us.

Board Vacancies Filled Only by Directors Then in Office

Only our board of directors may determine the number of directors on our board and fix such number by resolution from time to time. Our Articles of Incorporation provide that vacancies and newly created seats on our board of directors may only be filled by the majority vote of the remaining members of our board of directors. The inability of our shareholders to determine the number of directors or to fill vacancies or newly created seats on our board of directors makes it more difficult to change the composition of our board of directors, but these provisions may promote a continuity of existing management.

Directors May be Removed Only for Cause

Our directors may be removed only for cause by the affirmative vote of the holders of our voting stock at a meeting of shareholders called for such purpose.

Board Classification

Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, with one class being elected each year by our shareholders. This system of electing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for shareholders to replace a majority of the directors.

No Cumulative Voting

Our Articles of Incorporation provide that shareholders are not entitled to cumulate votes in the election of directors.